UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INCORPORATION BY REFERENCE

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268 and 333-277270).

On September 18, 2024, Fiverr International Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, the Company’s shareholders voted on each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 8, 2024. All proposals were approved by the requisite vote of the Company’s shareholders, except for proposal No. 2 regarding the adoption of a compensation policy for the Company’s executive officers and directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: September 23, 2024	By: /s/ Gurit Kainnan-Vardi Name: Gurit Kainnan-Vardi Title: EVP & General Counsel